Filed Pursuant to Rule 424(b)(3)
Registration No. 333-191706
CARTER VALIDUS MISSION CRITICAL REIT II, INC.
SUPPLEMENT NO. 12 DATED DECEMBER 13, 2016
TO THE PROSPECTUS DATED APRIL 27, 2016
This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc., dated April 27, 2016, and Supplement No. 11, dated November 21, 2016, which consolidated and replaced all previous supplements to the prospectus. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.
The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the revised distribution reinvestment plan prices per Class A share of common stock and Class T share of common stock, effective January 1, 2017; and

(3)	an increase in the annual retainer payable to independent directors, effective January 1, 2017.
Status of Our Public Offering
We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering shares of Class A common stock and shares of Class T common stock, in any combination with a dollar value up to the maximum offering amount. As of December 12, 2016, we had accepted investors’ subscriptions for and issued approximately 69,205,000 shares of Class A common stock and 11,584,000 shares of Class T common stock in the Offering, resulting in receipt of gross proceeds of approximately $686,076,000 and $110,969,000, respectively. As of December 12, 2016, we had approximately $1,552,955,000 in Class A shares and Class T shares of common stock remaining in the Offering.
Revised Distribution Reinvestment Plan Prices
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary - Distribution Reinvestment Plan” on page 30 of the prospectus and “Distribution Reinvestment Plan” on page 191 of the prospectus and elsewhere where the context requires:
Commencing on January 1, 2017, shares of our Class A common stock issued pursuant to our Second Amended and Restated Distribution Reinvestment Plan, or the DRIP, will be issued for $9.07 per share and shares of our Class T common stock issued pursuant to the DRIP will be issued for $9.07 per share. The $9.07 per share price is equal to the estimated net asset value per share of each of our Class A common stock and Class T common stock.
A participant may terminate or modify his or her participation in the DRIP at any time by delivering a written notice to the administrator. To be effective for any distribution, such termination notice must be received by the administrator at least ten days prior to the last day of the month to which the distribution relates. Any written notice of termination should be sent by mail to DST Systems, Inc., P.O. Box 219312, Kansas City, MO 64121-9312.

Effective January 1, 2017, the table on the cover page of our prospectus and all similar discussions appearing throughout our prospectus will be superseded and replaced in their entirety as follows:

	Aggregate Price to Public(1)	Selling Commissions(2)	Dealer Manager Fee(2)	Proceeds Before Expenses to Us(1)(3)
Primary Offering
Per Class A Share	$10.078	$0.705	$0.303	$9.07
Per Class T Share	$9.649	$0.289	$0.289	$9.07
Maximum Offering	$2,250,000,000	$157,500,000	$67,500,000	$2,025,000,000
Distribution Reinvestment Plan
Per Class A Share	$9.07	$—	$—	$9.07
Per Class T Share	$9.07	$—	$—	$9.07
Maximum Offering	$100,000,000	$—	$—	$100,000,000
Total Maximum Offering (Primary and Distribution Reinvestment Plan)	$2,350,000,000	$157,500,000	$67,500,000	$2,125,000,000

(1)
The table assumes that all of the primary offering gross proceeds come from sales of Class A shares. We reserve the right to reallocate shares being offered between Class A and Class T shares and between the primary offering and the distribution reinvestment plan.

(2)
The table excludes the distribution and servicing fees for Class T shares, which will be paid over time and may be paid from offering proceeds or other sources. With respect to Class T shares sold in the primary offering, we will pay our dealer manager a distribution and servicing fee that accrues daily equal to 1/365th of 1.0% of the most recent offering price per Class T share on a continuous basis from year to year, payable out of amounts that otherwise would be distributed to holders of Class T shares; provided, however, that upon the termination of our primary offering, the distribution and servicing fee shall be an amount that accrues daily equal to 1/365th of up to 1.0% of the most recent estimated NAV per Class T share on a continuous basis from year to year. We will cease paying distribution and servicing fees with respect to all Class T shares sold in the primary offering on the earliest to occur of the following: (i) a listing of the Class T shares on a national securities exchange, (ii) following the completion of this Offering, total underwriting compensation in this Offering equaling 10% of the gross proceeds from our primary offering, (iii) there are no longer any Class T shares outstanding; or (iv) the fourth anniversary of the last day of the fiscal quarter in which our primary offering terminates. We cannot predict when this will occur. No selling commissions, dealer manager fees or distribution and servicing fees will be paid on shares under the distribution reinvestment plan.

(3)
Proceeds are calculated before deducting issuer costs other than upfront selling commissions and the dealer manager fee. These issuer costs are expected to consist of, among others, expenses of our organization and offering. See "Plan Distribution" section of the prospectus.

Compensation of Directors
Effective January 1, 2017, the following information will supersede and replace the section of our prospectus captioned “Management - Compensation of Directors” on page 90 of the prospectus:
We will pay to each of our independent directors a retainer of $40,000 per year (the chairperson of the audit committee will receive an additional retainer of $7,500 per year), plus $2,000 for each board of directors or board committee meeting the director attends in person ($2,500 for attendance by the chairperson of the audit committee at each meeting of the audit committee) and $500 for each meeting the director attends by telephone. If there is a meeting of our board of directors and one or more of its committees in a single day, the fees will be limited to $2,500 per day ($3,000 for the chairperson of the audit committee if there is a meeting of such committee). All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors and for attending conferences on our behalf or that will benefit Carter Validus Mission Critical REIT II, Inc. If a director also is an employee of our advisor or its affiliates or otherwise not an “independent director,” we do not pay compensation for services rendered as a director.

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